EXHIBIT 99.1

Endeavour Silver Produces 4,018,735 oz Silver and 38,907 oz Gold (7.1 Million oz Silver Equivalents) in 2019

VANCOUVER, British Columbia, Jan. 10, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports production of 4.0 million silver ounces (oz) and 38,907 gold oz in 2019, for silver equivalent production of 7.1 million oz at an 80:1 silver:gold ratio. Silver production in the Fourth Quarter, 2019 was 939,511 oz and gold production was 9,578 oz, for silver equivalent production of 1.7 million oz.

Silver and gold production was lower in Q4, 2019 compared to Q4, 2018 due to the suspension of mining operations at the El Cubo mine during the quarter and lower throughput and grades at Bolanitos, partly offset by higher production at Guanacevi and new production at El Compas.  The Company withdrew its revised guidance in Q4, 2019, silver production missed the low range of revised guidance by 4% and gold production missed the low range of revised 2019 production guidance by 2%.

Silver equivalent production was slightly lower in Q4, 2019 compared to Q3, 2019 due to the suspension of mining operations at the El Cubo mine on November 30th, 2019.  Management initiated multiple measures at Guanacevi in Q2 and Bolanitos in Q3, 2019 to return the two operations to profitability. Continued improvement of tonnes mined, ore grades and oz produced are anticipated in 2020.

Bradford Cooke, Endeavour CEO, commented, “The Company’s performance last year was negatively impacted by operating issues at all four mines.  We made sweeping changes to the mining operations in Q2 and Q3 and as a result, we are finally seeing production turning around, led by Guanacevi.  Endeavour expects higher production at each of its three mines in 2020.”

“We continued to advance our Terronera and Parral projects, with additional engineering trade off studies completed for Terronera and continued exploration drilling at Parral during the Fourth Quarter.  A final updated Pre-Feasibility Study for Terronera is being completed this month and an initial Preliminary Economic Assessment at Parral is expected in Q1, 2020.”

Production Highlights for Fourth Quarter, 2019 (Compared to Fourth Quarter, 2018)

  Silver production decreased 32% to 939,511 oz
  Gold production decreased 27% to 9,578 oz
  Silver equivalent production was 1.7 million oz (80:1 silver: gold ratio)
  Silver oz sold decreased 17% to 1,050,157 oz
  Gold oz sold decreased 9% to 10,803 oz
  Bullion inventory at quarter-end included 89,677 oz silver and 287 oz gold
  Concentrate inventory at quarter-end included 5,353 oz silver and 300 oz gold

Highlights for Fiscal 2019 (Compared to Fiscal 2018)

  Silver production decreased 27% year-on-year to 4,018,735 oz
  Gold production decreased 27% year-on-year to 38,907 oz
  Silver equivalent production was 7.1 million oz (at a 80:1 silver: gold ratio)
  Silver ounces sold totaled 4,054,652 oz
  Gold ounces sold totaled 39,151 oz
  Implemented operating improvements at all mines to generate free cash flow in 2020
  Declared commercial production for El Compas at the end of Q1
  Acquired final government permits required for construction at Terronera in Q2
  Leased two properties adjacent to two orebodies at the Guanacevi mine and commenced exploration, development and production of these properties in Q3
  Released positive exploration drill results for Guanacevi, Bolanitos and Parral
  Advanced economic studies to further enhance and de-risk the Terronera project
  Reported positive surface exploration results and commenced drilling of two highly prospective properties in Chile
  Suspended mining operations at the El Cubo mine in Q4

Production Table for 2019

Three Months Ended December 31			2019 Highlights	Year Ended December 31
2019	2018	% Change		2019	2018	% Change
236,531	309,036	(23%)	Throughput (tonnes)	954,886	1,266,831	(25%)
939,511	1,386,505	(32%)	Silver ounces produced	4,018,735	5,522,068	(27%)
9,578	13,117	(27%)	Gold ounces produced	38,907	52,967	(27%)
923,540	1,359,256	(32%)	Payable silver ounces produced	3,951,923	5,417,633	(27%)
9,397	12,821	(27%)	Payable gold ounces produced	38,003	51,826	(27%)
1,705,751	2,435,865	(30%)	Silver equivalent ounces produced(1)	7,131,295	9,759,428	(27%)
1,050,157	1,264,340	(17%)	Silver ounces sold	4,054,652	5,461,197	(26%)
10,803	11,819	(9%)	Gold ounces sold	39,151	51,318	(24%)

(1)   Silver equivalent ounces calculated using 80:1 ratio.

Production Tables for Fourth Quarter, 2019 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	92,323	1,004	252	0.75	90.0%	91.0%	673,559	2,025
Bolañitos	82,147	893	51	1.81	81.6%	85.5%	109,963	4,088
El Cubo	39,206	426	106	1.16	91.7%	79.8%	122,471	1,167
El Compas	22,855	248	65	4.33	70.2%	72.2%	33,518	2,298
Consolidated	236,531	2,628	140	1.53	88.3%	82.2%	939,511	9,578

(1)   gpt = grams per tonne

Production Tables for 2019 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	322,988	885	234	0.65	90.6%	90.2%	2,202,592	6,087
Bolañitos	316,708	868	73	1.69	84.1%	85.9%	624,942	14,779
El Cubo	245,418	672	155	1.54	88.9%	86.1%	1,086,824	10,464
El Compas(2)	69,772	345	75	4.37	62.0%	77.3%	104,377	7,577
Consolidated	954,886	2,770	149	1.50	88.0%	84.7%	4,018,735	38,907

(1)   gpt = grams per tonne
(2)   Results are as of commercial production achieved March 16, 2019

Guanacevi

Production increased compared to Q4, 2018 primarily due to higher throughput and higher ore grades.  Throughput and ore grades increased year-on-year as a result of the operational changes made to improve mine output, while increased access to the higher grade ores in the Milache and Porvenir Cuatro Extension (P4E) orebodies replaced production from the lower grade Porvenir Norte and Santa Cruz orebodies, which are now closed. Fourth quarter throughput and grades were the highest for the year as the operating improvements implemented in Q2 started to deliver results. Mine development of the Milache and P4E orebodies were on plan but development of the SCS orebody lagged behind plan.  Silver production attained the low range of revised 2019 guidance and gold production exceeded the high range of the revised guidance by 1%.

Bolañitos

Production decreased compared to Q4, 2018 primarily due to lower throughput and lower silver and gold grades. Mine output declined year-on-year because the mine plan had to be re-sequenced to allow for blending of high and low arsenic ores, equipment availability issues and mine development fell behind plan which resulted in lack of access to ore.  The Company initiated operational measures in Q3, 2019 to improve mine output which should benefit production in 2020.  Silver and gold production did not meet revised 2019 guidance, missing by 11% and 1%, respectively.

El Compas

Production has no prior year for comparison but decreased compared to Q3, 2019 primarily due to lower grades, partly offset by slightly higher throughput. The grade variation reflects different parts of the Orito orebody.  In Q4, 2019, throughput was on plan, however silver and gold production were below plan. During the first three quarters of commercial production, throughput was 95% of plan, while gold grades exceeded plan by 7% and silver grades were below plan by 10%. Silver recoveries over this period exceeded plan by 8%, while gold recoveries fell short of plan by 3%. Final refining settlements on Q3 concentrate production resulted in lower gold contained than estimated. These adjustments are recognized in Q4 production results and impact reported recoveries. Going forward recoveries are expected to be higher than 80%.  Silver and gold production met revised 2019 guidance.

El Cubo

The Company suspended mining operations at the El Cubo underground mine on November 30, 2019 as reserves were exhausted.  The mine, plant and tailings facilities are on short term care and maintenance, while management conducts an evaluation of the alternatives including final closure.  During October and November, the mine processed 39,206 tonnes grading 106 Ag g/t and 1.16 Au g/t producing 122,780 silver oz and 1,161 gold oz, a significant decrease from both prior year and the previous quarter.  Silver and gold production did not meet revised 2019 guidance, missing by 9% and 13%, respectively.

Suspension costs are estimated to be approximately $3.5-4.0 million, primarily expensed in Q4, 2019, the bulk of which is final severance payments for most of the employees. Company management and contract personnel continue to maintain the security of the mine, plant and tailings facilities. Management is evaluating alternatives for the plant and related facilities including moving certain components to other mines or development projects such as Terronera and Parral to reduce their future capital costs. The mining equipment will be relocated to Endeavour’s other operating mines, particularly Bolanitos, to help facilitate increasing the mine output to fill the plants to their capacities.

Sustainability Highlights for 2019

  Continued to focus sustainability efforts on our five pillars: safety & health, our people, the environment, local communities and positive economic impacts
  Guanacevi, Bolañitos and El Cubo received the annual “Socially Responsible Company” distinction from CEMEFI (Mexican Philanthropy Center)
  Ceased operations at the El Cubo Mine in a collaborative manner with the employees, provided a social plan to mitigate risks and addressed community concerns resulting from the suspension of mining operations
  Made significant community donations including a recreational sports facility at El Cubo and partnered with the Culture and Education department of the Municipal Government to open a cultural community center at Bolañitos
  Carried out a Social Impact Study at Parral to identify and address important issues to the local community
  Continued to engage with the surrounding communities of the Terronera Project including San Sebastian Del Oeste, San Felipe De Hijar, and Santiago De Pinos, and hosted multiple events and programs during 2019 to which over 1,000 locals attended
  Invested in our scholarship program at Guanacevi, Bolañitos and El Cubo, benefitting over 100 students from high school and university levels
  The Company planted 52,000 trees to reclaim disturbed ground at all our mines and projects
  The 2019 Annual Review and Sustainability Report will be published in May 2020

Upcoming News

Endeavour expects to release the following news in Q1, 2020:

  Year-end Mineral Reserve and Resource Estimates
  2020 production and cost guidance
  2020 exploration and development updates and “Growth Strategy” webinar presentation
  Updated Pre-Feasibility Study for Terronera
  Initial Preliminary Economic Assessment for Parral
  Update on Chile exploration program
  2019 Year End Financial Results

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.